SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

MAGICJACK VOCALTEC LTD.
(Name of Issuer)
Ordinary Shares, with no par value
(Title of Class of Securities)
M6787E101
(CUSIP Number)
Mr. David L. Kanen Kanen Wealth Management LLC 10141 Sweet Bay Ct., Parkland, Florida 33076 (631) 863-3100

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6787E101	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Kanen Wealth Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 637,032
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 637,032

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 637,032
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.01%
14	TYPE OF REPORTING PERSON IA

CUSIP No. M6787E101	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON David L. Kanen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,385*
	8	SHARED VOTING POWER 637,032
	9	SOLE DISPOSITIVE POWER 197,385*
	10	SHARED DISPOSITIVE POWER 637,032

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 834,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.26%
14	TYPE OF REPORTING PERSON IN

* Includes call options with respect to 80,000 Ordinary Shares.

CUSIP No. M6787E101	13D	Page 4 of 7 Pages

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Ordinary Shares, with no par value (the “Ordinary Shares”), of magicJack VocalTec, Ltd., a company organized under the laws of the State of Israel (the “Company”). The Company reports that its principal executive offices are located at 12 Haomanut Street, 1st Floor, Poleg Industrial Zone, Netanya, Israel 4250445.

Item 2.	Identity and Background.

This Statement is filed by (i) Kanen Wealth Management LLC, an investment advisor registered as such in Florida, New York and Texas (“KWM”), and (ii) David L. Kanen, the managing member of KWM.

The foregoing persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

KWM, a limited liability company organized under the laws of the State of Florida, is a registered investment adviser. The principal business of KWM is purchasing, holding and selling securities for investment purposes for the accounts of its customers. The principal occupation of Mr. Kanen is serving as the managing member, sole investment advisor representative and Chief Compliance Officer for KWM. Mr. Kanen is a U.S. citizen.

The principal business address of the Reporting Persons is 10141 Sweet Bay Ct., Parkland, Florida 33076.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Ordinary Shares reported as owned by the Reporting Persons in the ordinary course of business. The Ordinary Shares beneficially owned by KWM were acquired for the accounts of its customers. In addition, Mr. Kanen purchased Ordinary Shares for his own account. The total cost for purchasing the Ordinary Shares reported as owned by the Reporting Persons (excluding call options with respect to Ordinary Shares), including brokerage commissions, was approximately as follows: KWM, $4,886,035, and Mr. Kanen, $1,513,943. Mr. Kanen has purchased from counterparties call options at an average price of $1.23 per option that carry the right to call from such counterparties 80,000 Ordinary Shares with an exercise price of $5.00 per share. The source of funds for the Ordinary Shares acquired for the accounts of KWN’s customers were funds of such customers. The source of funds for the Ordinary Shares acquired by Mr. Kanen were his personal funds.

CUSIP No. M6787E101	13D	Page 5 of 7 Pages

Item 4.	Purpose of Transaction.

On August 19, 2016, Mr. Kanen sent a letter to the Company, a copy of which is included in Exhibit 99.2 hereto and incorporated herein by reference (the “Letter”).

The Reporting Persons acquired the Ordinary Shares reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional Ordinary Shares or dispose of some or all of the Ordinary Shares held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Ordinary Shares, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Except as set forth herein and in the Letter, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)        The Reporting Persons beneficially own in the aggregate 834,417 Ordinary Shares, which represents approximately 5.26% of the Company’s outstanding Ordinary Shares.

KWM, in its role as investment manager for customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own the 637,032 Ordinary Shares held in the Accounts. Mr. Kanen expressly disclaims such beneficial ownership. In addition, Mr. Kanen directly owns 197,385 Ordinary Shares held for his own account, which includes 117,385 Ordinary Shares and call options with respect to 80,000 Ordinary Shares.

Each percentage ownership of Ordinary Shares set forth in this Statement is based on the 15,855,362 Ordinary Shares reported by the Company as outstanding as of July 31, 2016 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2016.

(b)        KWM, in its role as investment manager to the Accounts, has discretionary voting and dispositive power over the Ordinary Shares held in the Accounts pursuant to investment advisory agreements. Mr. Kanen, as the managing member of KWM, may be deemed to share voting and dispositive power over such Ordinary Shares with KWM.

Mr. Kanen has the sole power to direct the voting and disposition of the Ordinary Shares directly held for his own account.

(c)        Within the past thirty days, KWM purchased 39,686 Ordinary Shares in open market transactions for the accounts of its customers at an average price per share of $5.91. Except as set forth in the preceding sentence, the Ordinary Shares held in the Accounts reported on this Schedule 13D were acquired by customers prior to entering into investment advisory agreements with KWM.

Within the past thirty days, Mr. Kanen purchased 1,500 Ordinary Shares in open market transactions for his own account at an average price per share of $5.91. On August 11, 2016, Mr. Kanen purchased from counterparties 620 call options at an average price of $1.22 per option that carry the right to call from such counterparties 62,000 Ordinary Shares with an exercise price of $5.00 per share. On August 12, 2016, Mr. Kanen purchased from counterparties 180 call options at an average price of $1.25 per option that carry the right to call from such counterparties 18,000 Ordinary Shares with an exercise price of $5.00 per share.

CUSIP No. M6787E101	13D	Page 6 of 7 Pages

(d)        The customers of KWM have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of Ordinary Shares, and the power to direct the receipt of dividends from any of the Ordinary Shares held for their respective accounts. Such customers may also terminate the investment advisory agreements upon appropriate notice. Neither Mr. Kanen nor KWM has an economic or pecuniary interest in any of the Ordinary Shares reported herein as being held in customer accounts. Mr. Kanen has the sole right to receive all proceeds from the sale of and direct the receipt of dividends from the Ordinary Shares held for his own account.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, which is filed as Exhibit 99.1 to this Statement.

As described in Item 4 above, the Reporting Persons sent a Letter, dated August 19, 2016, to the Company, a copy of which is filed as Exhibit 99.2 to this Statement.

Mr. Kanen has purchased from counterparties 800 call options that carry the right to call from such counterparties 80,000 Ordinary Shares with an exercise price of $5.00 per share (the “Call Options”).

Except for the investment advisory agreements between the Reporting Persons and the owners of the Accounts, the Letter, the Call Options and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

99.2	Letter to the Board of Directors of the Company from Kanen Wealth Management LLC (filed herewith).

CUSIP No. M6787E101	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Ordinary Shares of the Company.

Dated: August 19, 2016

KANEN WEALTH MANAGEMENT LLC

/s/ David L. Kanen
David L. Kanen
Managing Member

/s/ David L. Kanen
David L. Kanen